Filed pursuant to Rule 433

Dated November 17, 2011

Registration Statement No. 333-178006

Relating to Preliminary Prospectus Supplement dated November 16, 2011 and
Prospectus dated November 16, 2011

AVIVA PLC

$400,000,000 8.25% CAPITAL SECURITIES DUE 2041

This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated November 16, 2011 (the “Prospectus Supplement”) and the Prospectus dated November 16, 2011 relating to these capital securities.

Issuer:	Aviva plc

Aggregate Principal Amount:	$400,000,000 (excluding the underwriters’ option to purchase up to $60,000,000 of additional aggregate principal amount of Capital Securities to cover overallotments, if any).

Ranking:

Subordinated. Capital Securities will be direct, unsecured and subordinated obligations of the Issuer that will rank junior to the claims of our Senior Creditors and senior to the claims of holders of all classes of our share capital and to the claims of our holders of Junior Securities and equally with the claims of holders of our Pari Passu Securities.

Expected Ratings:	A3 (Moody’s) / BBB+ (S&P) stable / stable*

Legal Format:	SEC Registered Securities

Trade Date:	November 17, 2011

Original Issue Date (Settlement):	November 22, 2011 (T+3)

Maturity:	December 1, 2041, unless earlier redeemed or mandatorily deferred

Issue Price (Price to Public):	$25.00 per Capital Security

Underwriters’ Discount:	$0.7875 per Capital Security

Price to Issuer:	$24.2125 per Capital Security

Proceeds, before expenses, to the Issuer:	$387,400,000, not including proceeds, if any, from the exercise of the Overallotment Option

Overallotment Option:	If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Issuer will be $460,000,000, $14,490,000 and $445,510,000, respectively.

Interest Rate:	8.25% per annum, accruing from the Original Issue Date

Interest Payment Dates:

Subject as provided below, interest will be payable quarterly in arrear on each March 1, June 1, September 1 and December 1 of each year, beginning on March 1, 2012. Interest during the initial interest period (long coupon) accrues from and including November 22, 2011 to but excluding March 1, 2012.

Optional Interest Deferral:	Issuer, at its discretion, may, subject to certain conditions, defer interest payments on an interest payment date at any time. See Prospectus Supplement for details.

Mandatory Interest Deferral:

Issuer will be required to defer interest payments on any interest payment date when or if either (i) the Solvency Condition would not be satisfied or (ii) a Regulatory Deficiency Interest Deferral Event has occurred and is continuing or would occur if payment of interest was made on such interest payment date. See Prospectus Supplement for details.

Optional Redemption:

Issuer may, in whole or in part, call the Capital Securities on any interest payment date on or after December 1, 2016 at 100% of the principal amount plus accrued and unpaid interest (including deferred interest).

Special Event Redemption:

Issuer may call, in whole (but not in part), the Capital Securities at any time, subject to certain conditions, for certain tax reasons or certain UK regulatory reasons. See Prospectus Supplement for details.

CUSIP / ISIN:	05382A 203 / US05382A2033

Expected Listing:	NYSE

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated / $116,250,000 Morgan Stanley & Co. LLC / $116,250,000 and Wells Fargo Securities, LLC / $116,250,000

Selling Group:

Deutsche Bank Securities Inc. / $3,750,000

HSBC Securities (USA) Inc. / $3,750,000

Janney Montgomery Scott LLC / $3,750,000

Morgan Keegan & Company, Inc. / $3,750,000

Oppenheimer & Co. Inc. / $3,750,000

Pershing LLC / $3,750,000

RBC Capital Markets, LLC / $3,750,000

Robert W. Baird & Co. Incorporated / $3,750,000

Advisors Asset Management / $1,250,000

BB&T Capital Markets, a division of

 Scott & Stringfellow, LLC / $1,250,000

Boenning & Scattergood, Inc. / $1,250,000

C.L. King & Associates, Inc. / $1,250,000

City Securities Corporation / $1,250,000

D.A. Davidson & Co. / $1,250,000

Davenport & Company LLC / $1,250,000

HRC Investment Services, Inc. / $1,250,000

JJB Hilliard, WL Lyons LLC / $1,250,000

Keefe, Bruyette & Woods, Inc. / $1,250,000

KeyBanc Capital Markets Inc. / $1,250,000

Mesirow Financial, Inc. / $1,250,000

Sterne, Agee & Leach, Inc. / $1,250,000

Synovus Securities, Inc. / $1,250,000

Wedbush Securities Inc. / $1,250,000

William Blair & Company, LLC / $1,250,000

B.C. Ziegler and Co. / $1,250,000

Additional Development:  On November 17, 2011, the issuer allotted 41,996,357 ordinary shares of 25 pence each admitted to trading on the London Stock Exchange in respect of its Scrip Dividend Scheme alternative to the 2011 interim cash dividend.  Each ordinary share carries the right to one vote in relation to all circumstances at its general meetings of shareholders. Following the allotment of these shares, the total number of voting rights in the issuer is 2,905,058,056.  The issuer does not hold any ordinary shares in treasury.

Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for this offering to which the communication relates.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll free 1- 800-294-1322, from Morgan Stanley & Co. LLC by calling toll free 1-800-584-6837 or from Wells Fargo Securities, LLC by calling toll free 1-800-326-5897 or email: cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the Prospectus Supplement and the accompanying Prospectus dated November 16, 2011.

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision, suspension, reduction, review or withdrawal at any time by Moody’s or S&P. Each of the security ratings above should be evaluated independently of any other security rating.